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                                                               Exhibit 99(e)(4)

[LOGO]

                                  CONFIDENTIAL

January 11, 2001

J. Leighton Read, M.D.
c/o Alloy Ventures
480 Cowper Street
Palo Alto, CA 94301


Dear Leighton,

I am pleased that you will continue to serve on the Company's Board of Directors, and am writing regarding a couple of issues relating to your continuing relationship with the Company.

As we have discussed, if you remain on the Board of Directors at least through December 2001, the Company will enter into a consulting arrangement with you thereafter, through at least April 2003. Although we can decide on more precise terms at that time, I would envision a yearly retainer of $15,000 in exchange for 30 hours of consulting, to be provided at the Company's request.

As we have discussed, your employee stock options will continue to vest for as long as you are a Director of or consultant to the Company. You should be aware that, in accordance with Internal Revenue Service rules, ISO treatment of any unexercised options will cease 90 days after December 31, 1999.

I look forward to our continued work together at this exciting time in the Company's history.

Sincerely,

/s/ C. Boyd Clarke

C. Boyd Clarke